Exhibit 99.8

Consent of Independent Auditor

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2016 of Exeter Resource Corporation (the Company) of our report dated March 24, 2017, relating to the consolidated financial statements which appear in the exhibit incorporated by reference in the Form 40-F.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants

Vancouver, British Columbia
March 27, 2017